FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Presentation dated November 20, 2004, entitled, “Repsol YPF in Libya.”

2.	Presentation entitled, “Repsol YPF: Europe, Africa & Asia Assets.”

3.	Presentation entitled, “Repsol Oil Operations: NC-186 A & D, Field Development Project.”

4.	Presentation dated November 2004, entitled, “Repsol Oil Operations: NC-115 & NC-186, Development & Production.”

5.	Presentation dated November 20, 2004, entitled, “Upstream.”

REPSOL YPF IN LIBYA

November 20, 2004

Graciano Rodriguez

Director

E&P Libya Business Unit

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the
Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Index

Organization and Activities

Assets

NC115

NC186, NC187 & NC190

Package 1 (6 Blocks)

Non Operated  (6 Blocks)

Key Indicators

Index

Organization and Activities

Assets

NC115

NC186, NC187 & NC190

Package 1 (6 Blocks)

Non Operated  (6 Blocks)

Key Indicators

Organization & Activities

• NOC – 2 nd Party Joint Venture

• 2 nd Party interests represented by REMSA

BUSINESS

DEVELOPMENT

• 100% Repsol YPF

• EXPLORATION (9 + 6 BLOCKS)

• FIELD DEVELOPMENT PLANS

Repsol Exploracion Murzuq S.A.

(REMSA)

• EXPLORATION (NC115)

• DEVELOPMENT (NC115 & NC186)

• PRODUCTION (NC115 & NC186)

Repsol Oil Operations

(ROO)

LIBYA BUSINESS UNIT

CORPORATE &
SUPPORT AREAS

Index

Organization and Activities

Assets

NC115

NC186, NC187 & NC190

Package 1 (6 Blocks)

Non Operated  (6 Blocks)

Key Indicators

Repsol YPF Concessions

Acreage

(Km

2

)

M  E  D  I  T  E  R  R  A  N  E  A  N           S  E  A

NC186

NC187

NC186

NC187

NC186

NC187

NC186

NC187

NC210

NC205

NC206

NC207

NC208 & 209

21,667

Non

Operated

(6

Blocks

)

NC210

NC205

NC206

NC207

NC208 & 209

21,667

Non

Operated

(6

Blocks

)

NC210

NC205

NC206

NC207

NC208 & 209

21,667

Non

Operated

(6

Blocks

)

NC210

NC205

NC206

NC207

NC208 & 209

NC210

NC205

NC206

NC207

NC208 & 209

21,667

Non

Operated

(6

Blocks

)

NC 115 (EL SHARARA)

NC115

(

1

Block

)

4,371

NC190

35,669

NC186, 187 & 190

(3

Blocks

)

NC190

NC190

35,669

NC186, 187 & 190

(3

Blocks

)

Total

140,181 Km

2

Total

140,181 Km

2

Development

&

Production

K 1

K 3

NC200

NC201 & 202

NC199

NC203

NC204

78,474

Package

1

(6

Blocks

)

K 1

K 3

NC200

NC201 & 202

NC199

NC203

NC204

K 1

K 1

K 3

K 3

NC200

NC201 & 202

NC199

NC203

NC204

78,474

Package

1

(6

Blocks

)

NC115

M  E  D  I  T  E  R  R  A  N  E  A  N           S  E  A

M  E  D  I  T  E  R  R  A  N  E  A  N           S  E  A

NC115 (EL SHARARA)

NC115 (EL SHARARA)

Murzuq Basin

PRODUCTION

DEVELOPMENT

EXPLORATION

Partners

Partners

(W.I.):

(W.I.):

NOC

NOC

75.0%

75.0%

REMSA

REMSA

10.0%

10.0%

OMV

OMV

7.5%

7.5%

TOTAL

TOTAL

7.5%

7.5%

Operator

Operator

:

:

Repsol Oil

Repsol Oil

Operations

Operations

(ROO)

(ROO)

NC-115
NW-C
NW-I
C-Str.
A-Field
NE-H
H-Field
M-Field
South-A
N
East-N
O
SE-II
SE-III
B-Field
F-Str.
West-B
South-B
SW-IV
J-Str.
SW-I
SW-II
L-Str.
N
0 km 10
Discovered Structures
Exploration Prospects
Known Seismic Leads

NC115 – Fields

NC186, NC187 & NC190

Partners (W.I.):

Partners (W.I.):

NOC

NOC

60.0%

60.0%

REMSA

REMSA

12.8%

12.8%

OMV

OMV

9.6%

9.6%

TOTAL

TOTAL

9.6%

9.6%

HYDRO

HYDRO

8.0%

8.0%

Operator:

Operator:

REMSA (Exploration)

REMSA (Exploration)

ROO (Dev. & Production)

ROO (Dev. & Production)

Basin

M  E  D  I  T  E  R  R  A  N  E  A  N           S  E  A

NC190

NC187

PRODUCTION

DEVELOPMENT

EXPLORATION

NC186

Murzuq

Basin

E-186
B1-190
A1-190
P22
P22S
L25
L26
L18
L26E
C1 Up Dip
C1
C
C1 East
L35
L24
L36
L29
L30
L28
P21
P6
L27
L10
A West
A East
P24
B
D
L34
L32
L31
L33
P23
L16
L8
Ubari

NC186

Oil Discoveries

Mamuniyat Prospects & Leads

Hawaz Leads

Hawaz Prospects

NC186 – Fields

8 exploration wells drilled by REMSA since 2000

6 discoveries with total potential Reserves above 450 MBO (P+P)

2005 work program: 600 Km2 3D, 500 Km 2D and 3 exploration wells

NC186

Last Discovery:  H Field

O           km           5

H1

H2

H3

H4

Hawaz

Hawaz

Top

Top

Top

Top

Hawaz

Hawaz

H4

H3

H2

H1

O           km           5

H1

H2

H3

H4

Hawaz

Hawaz

Top

Top

H1 well test: 1300 bopd, 40° API

H2 well test: 1150 bopd, 40° API

H3 well: Waiting on testing

H4 well: Drilling in progress

P1
A22
L1
A21
A1-NC58
B1-NC58
A24
A1-NC187
A23
NC187
B1-NC187

NC187

MAMUNIYAT:

Prospects

Leads

Anomalies

2 exploration wells drilled by REMSA,

no discoveries

2D seismic acquisition in progress

Block potential under evaluation

2 wells committed in second

exploratory  phase

NC190

A1

B1

NC190

4 exploration wells planned for 2005 ( • )

2 exploration wells drilled by REMSA, 1 discovery (A1) under evaluation

More than 3200 km of 2D seismic data acquired to date

NC186, NC187 & NC190

Gross Exploration Results

476

58

(68*)

50

0

75

(80*)

Success

Rate

%

483

7

0

P+P

Reserves

(

Mbo

)

12

(+7*)

2

2

8

(+7*)

Number of

Wells

TOTAL

NC190

NC187

NC186

Concessions

*   Appraisal Wells

Package 1 – Concessions (6)

REMSA (Exploration)

REMSA (Exploration)

Operator:

Operator:

14%

14%

OMV

OMV

21%

21%

REMSA

REMSA

65%

65%

NOC

NOC

Partners (W.I.):

Partners (W.I.):

EXPLORATION

Basin

Basin

Kufra

Basin

Murzuq

Basin

Sirte

NC 204

NC 203

NC 199

NC 201 & 202

NC 200

S36

O10

O9

K 3

K 3

K 1

K 1

K 3

K 3

K 1

K 1

K 3

K 1

S36

M  E  D  I  T  E  R  R  A  N  E  A  N     S  E  A

Basin

Basin

NC 204

NC 203

NC 199

NC 201 & 202

NC 200

S36

O10

O9

K 3

K 1

K 1

K 3

S36

M  E  D  I  T  E  R  R  A  N  E  A  N     S  E  A

A Field
H Field
M Field
B Field
NC115
NC200
NC174
Elephant Field
NC191

MESSAK

GRAVEL PLAIN

SAND DUNES

GRAVEL PLAIN

MESSAK

NC174

NC115

NC200

NC200 – Location

SAND DUNES

sensitive area

Archaeological and environmental

First well planned for Q1 2005

exploratory  phase

8 wells committed in first

Block potential under evaluation

in progress

Additional 2D seismic acquisition

recently acquired

More than 2,500 Km of 2D seismic

NC200

Messak

: Acquired 1074 Km.

Sand Dunes and Gravel Plain: Acquiring 1224 Km.

Proposed:1059 Km.

Reprocessed: 4000 Km.

Reprocessed: 4000 Km.

TUNISIA
TRIPOLI
Mediterranean Sea
LIBYA
ALGERIA
EGYPT
NIGER
CHAD
SUDAN
Benghazi
NC202
NC201
NC199
NC203
NC204
NC190
NC186
NC187
NC200

NC199, 201, 202, 203, 204

First Exploration outside Murzuq

First Offshore Exploration

First Exploration for Gas

Frontier Exploration

NC201 & NC202

Gas potential

exploratory  phase

2 wells committed in first

program

2,000 Km of 2D seismic acquisition

to be acquired in 2005

of 3D seismic in NC201

2

1,000 Km

wells in NC201

Gas tested in former exploration

existing seismic

More than 10,000 Km of 2D

NC205
NC206
NC207
NC210
NC209/208
Prospects
Gas Discovery

Non Operated Concessions

NC210, 205, 206, 207, 208 & 209

EXPLORATION

Partners (W.I.):

Partners (W.I.):

NOC

NOC

63.00%

63.00%

WOODSIDE

WOODSIDE

16.65%

16.65%

REMSA

REMSA

12.95%

12.95%

HELLENIC

HELLENIC

7.40%

7.40%

Operator:

Operator:

WOODSIDE (Exploration)

WOODSIDE (Exploration)

Index

Organization and Activities

Assets

NC115

NC186, NC187 & NC190

Package 1 (6 Blocks)

Non Operated  (6 Blocks)

Key Indicators

Bopd
20000
10000
0
16.283
20.184
21.261
2002
2003
@Sept. 2004
Oil

Net Production

Million barrels
120
110
100
90
80
70
60
50
40
30
20
10
0
98
95
90
2002
2003
@Sept. 2004
Oil

Net Reserves

REPLACEMENT RATIO 2001-2003 (PROVED): 143%

250
200
150
100
50
0
Million US $
99
154
167
2002
2003
@Sept. 04

Operating Income

Million US $
300
250
200
150
100
50
0
136
199
212
2002
2003
@Sept. 04

Operating Cash Flow

Million US $
250
200
150
100
50
0
108
131
151
2002
2003
@Sept. 04

Free Cash Flow

10
9
8
7
6
5
4
3
2
1
0
US$/Boe
2,3
3,8
FINDING COST
RESERVES REPLACEMENT COST
2001-2003

Ratios (2001-2003)
Net Repsol YPF

1,0
0,9
0,8
0,7
0,6
0.5
0,4
0,3
0,2
0,1
0.0
$/bbl
0,7
0,6
0,6
2002
2003
@Sept. 04

Lifting Cost

Efficient operation: lifting cost ‹ 1 US$/bbl

Other Indicators

HIGH OIL QUALITY (43° API)

LOW COST OPERATION

HIGH FREE CASH FLOW GENERATION

REPSOL YPF IN LIBYA

Graciano Rodriguez

Director

E&P Libya Business Unit

November 20, 2004

Repsol YPF

EUROPE, AFRICA & ASIA ASSETS

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the
Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

REPSOL YPF

SPAIN – E&P

Spain at a glance

A non-producing country of oil & gas

Excellent fiscal terms (35% Corporate Tax & 25% Depletion Allowance)

Concession type “contract”

Canarias exploration project (a frontier area: high risk – high reward)

Gas storage: Gaviota (capacity increase to 1.7 BCM), Poseidón (conversion)

Tarragona (Casablanca & Satellite Fields): 5,084 BOPD (Jan - Oct 2004)

Oil: Canarias, Ballena, Lubina, Tortuga

Gas: Siroco, Murcia - Sierra Sagra, Calypso - Circe

Spain:

Opportunities:

Production Acreage:

Exploration Acreage:

REPSOL YPF

BOQUERON
CHIPIRON
LUBINA I
LUBINA II
SISMICA 3D (2005)
TORTUGA
MONTANAZO C1
MONTANAZO D2/D4
CASABLANCA
RODABALLO
BARRACUDA
CASABLANCA
EXPLORATION ACREAGE
PRODUCTION ACREAGE
0 2,5 5 10
Km

Tarragona Offshore Oil Fields

7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic

Spain:  net daily production

2003

2004

AVG 2004

NET HCL DAILY PRODUCTION (bopd)

M$
Sale Price ($/BOE)
160
140
120
100
80
60
40
20
0
-20
-40
40
35
30
25
20
15
10
5
0
-5
-10
2000
2001
2002
2003
2004 @ Sept.
Operating Income
Operating Cash Flow
Free Cash Flow
Sale Price

Spain – Operating Income & Cash Flow

Operating Income, Operating Cash Flow

& Free Cash Flow

REPSOL-YPF

NORTH-WEST AFRICA

Repsol YPF North West Africa

North  West Africa is an emerging Oil & Gas province.

Passive margin basins with underexplored deepwaters. Significant depocenters with capability to generate oil & gas.

Recent oil discoveries by Woodside in Mauritania: +300 MMBO and 2 TCF.

Repsol YPF is very active through regional studies since 2000.

AMI signed between Repsol YPF & Woodside to jointly explore the area.

Strategy: To acquire, both in E&W margin Atlantic basins, medium to high risk blocks with high reward. This should be due to size to be discovered and excellent contractual terms. Low investment commitments. Repsol YPF Operator.

Rimella A-D
Morocco
Algeria
401d
Gassi Chergui
NC210
Reggane Nord
TFT
TIFERNINE
M15
Canarias 1-9
NC200
M'sari Akabli
Western Sahara
Mauritania
Mali
Niger
Pelican 1
Chinguetti
Banda C-4-3
Tiof
Tevet 1
Senegal
Mali
Burkina Faso
Benin
Ivory Coast
Ghana
Togo
Nigeria
SL-6
SL-7
LB-17
Block C
Block K
0 250 500 750 Km

Repsol YPF West Africa E&P Acreage

Repsol YPF North West Africa

More than 30,000 km2 of gross acreage contracted by Repsol YPF since 2002.

Canary 1-9 Blocks awarded in 2002. 3D already registered with good HC expectations.
First well to be spudded in 2005.

Sierra Leone 6 & 7 Blocks signed in 2003. 3D already registered.

Liberia 17 Block signed in 2004. 3D seismic to be acquired in 2005.

Ongoing Liberia Bidding Round.

FI in Rimella A-D Blocks in Morocco. Shell Operator. 3D acquired and one well already drilled.

Repsol YPF evaluating new blocks in Ghana, Ivory Coast and Mauritania Open
Acreage.

Canarias-9
Canarias-8
Canarias-7
Canarias-6
Canarias-5
Canarias-4
Canarias-3
Canarias-2
Canarias 1
3D SEISMIC

West Africa. 2005 Budget.
Spain. Canary Islands. Blocks 1 to 9

North-West Africa.
Spain. Canary Islands. Blocks 1 to 9

drilled in 2005.

(25%).

Operator:

Repsol-YPF.

Gross Acreage:

6,160 km2.

Exploration Periods:

Initial term, 6 years (2002-2008).

Commitments:

3,914 Km 2D, 3,000 Km2 3D and two wells.

Work done:

3,914 km 2D and 3,250 km2 3D registered. First well to be

Contractual terms:

Income Tax contract. 35 % income tax with depletion allowance

Partners:

Repsol-YPF (50%), Woodside (30%), RWEDea (20%).

West Africa.
SIERRA LEONE. Blocks 6 & 7

West Africa.
 SIERRA LEONE. Blocks 6 & 7

(08/2007, 02/2009). Second extension 1,5 years (02/2009-

well. Second extension, 1 well.

08/2010).

Partners:

Repsol YPF (50%), Woodside (50%).

Operator:

Repsol YPF.

Gross Acreage:

10,498 km2.

Exploration Periods:

Initial period 4 years (2003-2007). First extension 1,5 years

Commitments:

Initial period,  1,500 km 2D, 200 km2 3D. First extension, 1

Work already done:

3,700 km2 3D (commitment fulfilled).

Results to date:

3D seismic processing in progress.

Contract type:

Tax & Royalty contract.

West Africa.
EQUATORIAL GUINEA. Block C.

West Africa.
EQUATORIAL GUINEA. Block C

Partners:

Operator:

Acreage:

Exploration Periods:

Commitments:

Work done:

Results to date:

Contract Type:

Exxon-Mobil (30.55%), Ocean Energy (Devon) (24.44%), SK

Corporation (6.11%), GEPetrol (6% carried), Repsol-YPF (32.9%).

Exxon-Mobil.

1,970 km2.

Second period extension until 31st Jan. 2006

1 well to be proposed by Repsol-YPF.

3 wells drilled by Exxon-Mobil, Repsol-YPF re-evaluation of

data (in progress).

2 wells with biogenic gas shows, 1 dry hole.

PSC, . Royalty 12 / 18%. Taxes 25%.

SEISMIC SECTION 5
2000M.
Sao Tome Principe JDA
Guinea Ecuatorial

Equatorial Guinea

Ubicación del Bloque C

USAN

270 MMBO

UKOT

100 MMBO

Bloque C

EXXON MOBIL

Hipocampo-1

Nigeria

0       km       28

A

A’

Zona de mayor
potencial

Estrella de Mar-1

Oreja Marina-1

Ostra-1

West Africa.
 EQUATORIAL GUINEA. Block K

West Africa
 EQUATORIAL GUINEA. Block K

taxes 25%.

Partners:

Nexen (50%), Repsol-YPF (50%) (with a Vanco option to take up to 25%).

Operator:

Nexen.

Acreage:

4,500 km2.

Exploration Periods:

currently on the second period until June 2005.

Commitments:

2 exploratory wells during second period.

Work done:

5000 km2 of 3D seismic. First exploration well already drilled.

Results to date:

significant oil shows and source rock proved.

Contractual Type:

Production Sharing Agreement (5 years term). Royalty 10 /16%,

MEDITERRANEAN SEA
Larache 1-3
Rimella A-D
Morocco
Algeria
401d
Tunisia
Gassi Chergui
Reggane Nord
TFT
TIFERNINE
Canarias 1-9
M'sari Akabli
Western Sahara
Mauritania
Mali
Niger
Chad
Libya
Egypt
NC202
NC201
NC-208
NC-209
NC-205
NC-206
NC199
NC210
NC190
M15
NC186
NC115
NC-207
NC200
NC187
NC203
NC204
0 250 500 750 Km

Repsol YPF North Africa E&P Acreage

REPSOL YPF

ALGERIA – E&P

Hassi Messaoud
401d (Berkine)
Hassi R'Mel
Gassi Chergi
M'Sari-Akabli
Tin Fouye Tabancort
Reggane Nord
TFR-TIM-BEQ
ALGERIA
0
200
EXPLORATION BLOCKS
PRODUCTION BLOCKS

Assets Location

Operator: Groupment TFT (Operating Company by Sonatrach +
Total + Repsol)

TFT Wet Gas Field (IIlizi Basin)

Partners:

Sonatrach (35%) + Total (35%) + Repsol (30%)

Acreage:

Contract type:

Production data:

1,500 km2

Production Sharing (1996 - 2020)

First production: April 1999

Gross Production 2004: 700 MSCFD Dry Gas + 32,100 Bbls/d

LPG + 22,800 Bbls/d Condensate

3D SEISMIC
TFTW-389
NEXT WELL
TFT BLOCK
Tin Fouye Tabankort
ALGERIA

TFT Wet Gas Field (IIlizi Basin)

Issaouane Oil Fields- TFR, TIM & BEQ
(IIlizi Basin)

NET PRODUCTION

0

5.000

10.000

15.000

20.000

25.000

30.000

2000

2001

2002

2003

2004 E-S

BOEPD

18

22

26

30

34

38

42

Price ($/BOE)

Gas

LPG

Oil & Condensate

Sale Price

W.I. PRODUCTION

0

10.000

20.000

30.000

40.000

50.000

60.000

2000

2001

2002

2003

2004 E-S

BOEPD

Gas

LPG

Oil & Condensate

Algeria - Liquids & Gas Production

Partners:

Acreage:

Exploration Period & Commitments: 1st Phase (3 years, up to January 12th, 2006): 350 km

Contract type:

Exploration potential:

Work program:

BLOCKS 351C – 352C (Reggane Basin)

Sonatrach (25.00%), Repsol (33.75% Operator) + RWE (22.50%) +
Edison (18.75%)

12,212 km2 (Reggane Basin)

2D + 100 km2 3D + 2 explo wells

Production Sharing (3rd  Bid Round).

Several dry gas Devonian discoveries by Sonatrach within the permit area.
- 942 km2 3D seismic in 2003

- 646 km 2d seismic in 2003

First Well (RG-5) spud by late November 2004 (TD 4,850 m) with
Devonian and Ordovician targets
Second Well to be drilled back-to-back

352c
351c
ORDOVICIAN PROSPECT
NORTHEAST PROSPECTS
NORTHWEST PROSPECTS
TIFTAF SUD PROSPECT
KALOUCHE PROSPECTS
TIO-1 (1981) Gas Discovery Lwr.Devonian
Well-2 (proposed)
RG-102 (1963) Gas Discovery Lwr.Devonian
Well RG-5
AZSE-1 (2000) Gas Discovery Lwr.Devonian

Blocks 351c – 352c (Reggane Basin)

Reggane (Discoveries, Main Prospects & Leads)

Algeria – Operating Income & Cash Flow

Operating Income, Operating Cash Flow
& Free Cash Flow

0

20

40

60

80

100

120

140

160

2000

2001

2002

2003

2004 @ Sept.

M$

0

5

10

15

20

25

30

35

40

       Sale Price ($/BOE)

Operating Income

Operating Cash Flow

Free Cash Flow

Sale Price

NORTH AFRICA:

LIBYA

LIBYA

Libya with 1,760,000 km2 is one of the largest African countries and has a population of only 6 million (2.8 pop./km2).

85% of the population lives in the Mediterranean coastal region. The population is very young (40% under 15 years) and the unemployment high (30%). Most of the employment is in the public sector. Alphabetization is 85%.

The Government is currently promoting the private sector through a privatization of some 360 small State owned companies (mostly in agriculture, construction and industrial sectors).

With this policy the Government expects to reduce the unemployment, the public sector and to create new jobs for a very young population.

LIBYAN  ECONOMY

The Libyan economy today is highly dependant on the oil sector.

Oil reserves are estimated at 30 BBO (60 years life with an annual production of 500
MMBO).

The GDP is around 25 B USD (60% oil). Exports represent some 15 B USD (95% oil).
Imports are estimated at only 6 B USD.

The main Libyan companies are NOC (Oil), NASCO (Trading of goods), GECOL
(Electricity) and the National Company for pharmaceutical and medical services.

100000
10000
1000
100
10
1
1958
1959
1959
1961
1963
1967
1969
1973
1976
1979
1983
1986
1989
1993
1997
2001

Libya Big Discoveries

1994

ELEPHANT

2000/01  NC186

(Field A; Field D)

OOIP, mbo

2004  NC186

(Field H

1999 Field M NC 115

1984/86 EL SHARARA (NC 115)

(Field A; Field B; Field H)

REPSOL YPF
Mediterranean Sea
Gulf Of Gabes
TUNISIA
TRIPOLI
Gulf Of Sirte
Benghazi
Gulf Of Bomba
ALGERIA
EGYPT
LIBYA
Sabha
Al Kufrah
NIGER
CHAD
SUDAN
NC202
NC201
NC205
NC206
NC209
NC208
NC199
NC207
NC210
NC190
NC186
NC115
NC200
NC187
NC203
NC204
LIBYA
CONCESSIONS
LEGEND
Concessions
100 0 100 200 300 400 500 Kilometers

Repsol YPF in Libya

1993

2003

2002

B, D Fields (NC 186)

M Field (NC 115)

NC 190

CONTRACT AWARDS

FIRST OIL

DISCOVERIES

NC 186 & 187

1999

2000

2001

EL SHARARA

1997

EL SHARARA
   NC 115

1996

A NC 186 FDP approval by NOC

NC 199,200,201,202,203,204 (Package 1)

A Field (NC 186)

NC 205,206,207,208,209,210 (Non operated)

2004

O Field (NC 115)

D Field (NC 186)

N Field (NC 115)

96 BOPD

4,600 BOPD

15,500 BOPD

16,000 BOPD

16,300 BOPD

16,300 BOPD

20,200 BOPD

H Field (NC 186)

A Field (NC 186)

Growing Activities

Sq kM
REPSOL YPF
OMV
TOTAL
RWE
ENI
Petro Canada
WOODSIDE
ALEPCO
NORSK HYDRO
HELENIC
TPAO

Net Acreage

0

10,000

20,000

30,000

40,000

50,000

60,000

70,000

80,000

Source: Wood Mackenzie

REPSOL YPF IS THE FIRST FOREIGN COMPANY IN NET
ACREAGE

Million barrels / y
REPSOL YPF
AGIP
Wintershall
Veba
Petro Canada
TOTAL
OMV

Operated Oil Production 2003

Source: Wood Mackenzie

FIRST FOREIGN COMPANY IN OPERATED OIL PRODUCTION

0

10

20

30

40

50

60

70

80

25,000
20,000
15,000
10,000
5,000
0
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic

Net Daily Production

2003

2004

NET HCL DAILY PRODUCTION (bopd)

AVG 2004

MIDDLE EAST

Repsol YPF Middle East

The Persian Gulf is the most prolific oil basin of the world (2/3 of world remaining oil reserves).

The region is also one of the world most prolific gas basins.

Since 2000 Repsol YPF is very active looking for exploration acreage through regional studies in Iran, Saudi Arabia and Irak:

Signature of 2 exploration blocks in Iran in 2004.

Present in Block Mehr (Iran) since 2002.

Signature of Block C in Saudi Arabia in 2004.

Signature of a Project Framework agreement with Shell and NIOC for evaluation of an
LNG project, in Iran, in 2004 (currently evaluating the Master Development Plan).

Syria
Iraq
Iran
Jordan
Block Mehr
Block Iran Mehr
South Pars LNG Project
Block 6
Egypt
Saudi Arabia
Qatar
Duma Block
U.A.E.
Block C
Oman
Yemen
0 250 500 750 Km

REPSOL-YPF Middle East E&P Acreage

Contract:

Operator:

Exploration Period:

Commitments:

Work Done:

Results to date:

Contractual terms:

IRAN Onshore -  Block Mehr

Exploration Service Contract. Signed 2001.

OMV (34%); Repsol YPF (33%); Sipetrol (33%)

4 years

Acquisition 2D Seismic (1,000 km) & 3 exploratory wells.

Acquired 980 km 2D seismic and spud well #1 in May 2004.

Drilling first well.

“Buy-back” contract. No relinquishment requirements.

Block Iran Mehr
Iran
South Pars LNG Project
Block 6
Qatar
Saudi Arabia

IRAN OFFSHORE  -  Blocks 2 and 6

Block 6= Forooz

Contract:

Operator:

Exploration Period:

Commitments:

Contractual terms:

IRAN Offshore  -  Blocks 2 and 6

Exploration Service Contract.  One Single Contract for both
Blocks. Signed October 13th, 2004.

Repsol YPF (100%)

2.5 years

Reprocessing (19,000 kms) & two exploratory wells (one per block).

“Buy-back” contract.

Two  blocks in one license for recovery of exploration costs. No relinquishment requirements.

IRAN OFFSHORE  -  Blocks 2 and 6

Block 6

Prospect Sar-1 / Dar-1

Prospect Sar-1

6

Sirri-E

700 MMBO

Resalat

230 MMBO

Reshadat

230 MMBO

(Analogue)

Al Khalij

200 MMBO

(Analogue)

Salman

1.8 BBO

Sirri-C

126 MMBO

Sirri-A

160 MMBO

Sirri-D

312 MMBO

Fateh/Falah

2.5 BBO

GOLFO
PÉRSICO
QATAR
E.A.U.
OMÁN
ARABIA
SAUDITA
Bloque C 51.400 Km2
ENI 50%
REPSOL YPF 30%
SAUDI ARAMCO 20%
100 0 100 Kilometers

SAUDI ARABIA -  Block C

Operator:

Acreage:

Exploration Period:

Commitments:

Work done:

Contractual terms:

SAUDI ARABIA -  Block C

ENIREPSA Gas Company (ENI 50%, Repsol YPF 30%, Saudi
Aramco 20%). Signed:  April 30, 2004

50,000 km2

10 years divided in 3 subperiods:

Seismic Acquisition: 5000 km 2D.

Reprocessing: 6000 km 2D.

4 wells.

ENIREPSA established in Al Khobar.  In process of awarding
seismic processing and acquisition contracts.

A) Exploration: Contract enables only for exploration of “free gas”
reserves.

B) Development & Production: 25 years period since the start of the production.

Dubai Concession

Partners

             DUMA :

                   REPSOL                                                    25%

                   TOTAL                                                         25%

             DPC (ConocoPhillips)       32,5% (Operator)

             RWE/DEA                                                           10%

             WDP                                                                              5%

           TOTAL                                                                 2,5%

Total Concession:  2039 Km2 (503.870 acres)

Total Fields    :        276   Km2  (68.349 acres)

Signature of Contract           : 6 / August / 1961

Expiry of Contract                : 6 / August / 2012

Start of Production: September 1969

No. Of wells drilled:   439

No. Of platforms     :     71

Pipeline length       :   507 km

40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic

DUBAI

2004

NET HCL DAILY PRODUCTION (bopd)

2003

AVG 2004

Million US $
400
350
300
250
200
150
100
50
0
346
337
362
2002
2003
2004 @ Sept

EAA: Operating Income

600
550
500
450
400
350
300
250
200
150
100
50
0
Million US $
543
520
496
2002
2003
2004 @ Sept

EAA: Operating Cash Flow

Million US $
350
300
250
200
150
100
50
0
255
324
270
2002
2003
2004 @ Sept.

EAA: Free Cash Flow

Summary (1)

Repsol YPF is present in 11 countries with 39 contracts covering 78 blocks with a gross acreage of 347,000Km .

Repsol YPF is currently associated with over 20 E&P companies and  is the
Operator in most of the ventures (75% of the acreage and 85% of the contracts)

The current net production sept.2004 is 21,4 MMBOE with a lifting cost of 2.22
USD/boe and a Net Operating Income of 362 MMUSD.

In 2004 we have drilled 6 wildcats with 3 discoveries being the most important de
H1 well in Libya with more than 100 MM BOE.

A significant development investment has been done in NC186 in Libya.

2

Summary (2)

The main future projects( 2005/6 ) of this region are the following:

LIBYA

To fully develop NOC NC186 discoveries, fields A, D, B and H.

To drill 11 wildcats in Murzuk and other basins.

ALGERIA

To drill 2 Exploration wells in Reggane gas discovery; to perform the fracture test in Gas Chergui gas discoveries , to appraise the 401-D oil discovery .

SPAIN

To double the Gaviota gas Storage up to 1.7 BCM and to drill 2 wells in
Canary Islands Acreage.

Summary (3)

IRAN

To perform the MDP of Persian LNG Project. To Evaluate the  Mehr
discovery and to drill 2 offshore exploration wells.

SAUDI ARABIA

To carry out a seismic survey and interpretation to start the drilling campaign.

NW. AFRICA

To drill two Exploration wells in Equatorial Guinea. Two Exploration wells in Sierra Leone and  to continue with new acreage acquisition

Repsol YPF

EUROPE, AFRICA & ASIA ASSETS

NC-186   A & D

FIELD DEVELOPMENT PROJECT

Ramiro Paez

Operations Manager & MMC

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the

Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Brief Project History

EPSA AWARD:  17 MAY 1998 (NC-186)

DISCOVERY WELLS:

A FIELD: A-1  NOVEMBER 2000

B FIELD: B-1  MARCH 2001

D FIELD: D-1  NOVEMBER 2001

H FIELD: H-1  MAY 2004

FIELD DEVELOPMENT PLANS APPROVED:

A FIELD:  JUNE 2002

D FIELD:  AUGUST 2003

ROO AWARDED DEVELOPMENT:

OCTOBER 2002

FIRST OIL:

FIELD A:  11TH OCTOBER 2003

FIELD D:  15TH JUNE 2004

NC-186 location plan

N

N

NC-190

NC-186

0

10

20

30

Km.

H-Field

H-Field

A-Field

A-Field

M-Field

M-Field

D-Field

A-Field

B-Field

NC-174

NC-115

A2

A1

GOSP

30”pipeline

18”- 29km

18”- 30km

H-Field

GOSP

GOSP

NC-186 production forecast

Oil rate (bopd)

0

10000

20000

30000

40000

50000

60000

70000

80000

90000

2004

2008

“A” FIELD PROJECT DEFINITION:

EXPLOITATION OF THE EAST AND WEST CULMINATIONS OF “A” FIELD

BUILD GAS OIL SEPARATION PLANT (GOSP)

PUMP STABILISED OIL VIA NEW 18” PIPELINE TO NC-115 GOSP A

CUSTODY TRANSFERRED AT NC-115 GOSP A AND INTRODUCED
DIRECTLY INTO THE 30” EXPORT PIPELINE TO ZAWIA

POWER SUPPLY FROM NC-115 “A” FIELD

INTEGRATION OF NC-186 GOSP WITH:

A WATER TREATMENT AND INJECTION FACILITY

GAS COMPRESSION PLANT

FUTURE NC-186 DISCOVERIES (Field “D”, Field “H”…)

NC-186 A field project execution plan

“D” FIELD PROJECT DEFINITION:

SATELLITE OF “A” FIELD

18” PIPELINE TO LINK WITH “A” FIELD GOSP

PUMPED DIRECTLY BY THE ELECTRICAL SUBMERSIBLE PUMPS

GATHERING MANIFOLD AND MULTIPHASE METERS

NC-186 D field project execution plan

PROJECT DESCRIPTION:

             SUBPROJECTS:

1.      EARLY PRODUCTION PHASE

2.      PERMANENT GAS OIL SEPARATION FACILITIES

3.      WATER TREATMENT AND INJECTION FACILITIES

4.      GAS COMPRESSION PLANT

EARLY PRODUCTION FACILITY AVAILABLE

NC-186 project execution plan

– END OCTOBER 2003

– END NOVEMBER 2004

– IN PROGRESS

– NOT STARTED YET

             EPF: CAPACITY: 40,000 BOPD

TWO STAGE SEPARATION AND
COALESCER

TEST SEPARATOR

FOUR SHIPPING PUMPS (2 DUTY, 2 STBY)

METERING UNIT (1 DUTY, 1 STBY, 1
MASTER)

FLARE SYSTEM

LOCAL CONTROL

UTILITIES (COMPRESSED AIR, LOCAL
GENERATOR, CHEM. INJECT.)

EXPORTED OIL RECEIVED AT NC115
SURGE TANK

NC-186 field A

EARLY PRODUCTION FACILITY (EPF)

EQUIPMENT LIST

N
A-2
A-3
A-1
12" T/L + 6" T/L
12" T/L + 6" T/L
ROAD
GOSP
OHTL
18" P/L

NC-186 field A GOSP location

A4
A2-NC186
A1-NC186
WSW-21
1 0 1 2 3 4 5 6 7 8 9 10 Kilometers

NC-186 GOSP-A development view

GOSP

29 km, 18” P/L

34 km, OHTL

27 km, Road

NC115
GOSP A

P.09
I.07
P.07
P.08
I.06
P.20
P.14
P.15
I.11
P.18
P.19
P.04
P.05
P.06
P.13
I.10
A.02
P.17
I.04
I.03
P.01
A.01
P.03
I.08
P.16
P.11
I.02
P.10
0 Km
5 Km

GOSP A

6” Testing line

6” Testing line

12” Trunk line

12” Trunk line

Manifold

Manifold

NC-186 field A development view

NC-186 field A

            GAS OIL SEPARATION PLANT (100,000 BOPD)

            EQUIPMENT LIST

EAST AND WEST MANIFOLDS AND TEST AND TRUNK LINES

INLET MANIFOLD

TWO TRAINS (SEPARATOR, DEGASSER, COALESCER, DEGASSED CRUDE PUMS(2),
CHEMICAL INJ. PACKAGE) 50,000 BOPD EACH

TEST SEPARATOR 15,000 BOPD

SURGE TANK 25,000 BARRELS WITH GEOMEMBRANE

STOCK TANK 100,000 BARRELS WITH GEOMEMBRANE

TRANFER PUMPS (3) AND BOOSTER (3) AND SHIPPING PUMPS (3)

FLARE STACKS (2), KNOCK OUT DRUMS (2)

FIRE FIGHTING SYSTEM (2 TANKS, 5 PUMPS AND RING, FOAM PACK)

FIRE DETECTION SYSTEM

NITROGEN GENERATION PACKAGE

AIR COMPRESSED PACKAGE

SUBSTATION

SWITCHGEAR BUILDING

EMERGENCY GENERATOR

CONTROL ROOM BUILDING WITH PROCESS CONTROL SYSTEM

WATER EVAPORATION, TANKAGE WATER AND CONDENSATE BURNER PITS ALL
WITH GEOMEMBRANE AGAINST PERMEATES

NC-186 GOSP-A permanent facilities

NC-186 GOSP-A

WATER TREATMENT PLANT (100,000 BWPD)

EQUIPMENT

WATER SETTLEMENT TANKS (2) 25,000 BARRELS EACH W/ GEOMEMBRANE

DRAINED OIL TANK AND PUMP

WATER INJECTION PUMPS

EXTENSION OF UTILITIES FROM GOSP

GAS COMPRESSION PLANT (20 MMscfd)

THREE GAS COMPRESSORS THREE STAGES

CONDENSATE FLASH DRUM AND PUMP

PIPELINES

OIL PIPELINE 18”  29 KM

OVERHEAD TRANSMISSION LINES (OHTL)

34 KM 66 kV FROM NC-115 POWER STATION

20 KM 33 kV EAST AND WEST RING TO WELLS WITH ESPs

WELLS ( 27 ESPs)

22 OIL PRODUCERS

16 WATER INJECTORS

  5 WATER SOURCE

TEST SEPARATOR
PRODUCTION SEPARATOR
DEGASSER
DEHYDRATOR
DEGASSED CRUDE PUMPS
TRAIN 'A'

NC-186 GOSP-A  Process flow diagram (I)

A1
GAS BOOT
SURGE TANK
CRUDE TRANSFER PUMPS
STOCK TANK
CRUDE OIL BOOSTER PUMPS
CRUDE OIL INTERFIELD OIL TRANSFER PUMPS

NC-186 GOSP-A  Process flow diagram (II)

NC-186 field D

GATHERING AND METERING STATION

MANIFOLD WITH 15 WELL SLOTS

TWO MULTIPHASE METERING UNITS

CONTROL ROOM BUILDING WITH PROCESS CONTROL SYSTEM

AIR COMPRESSED PACKAGE

SWITCHGEAR BUILDING

ELECTRICAL SUBSTATION (66kV SUPPLY FROM NC-115 & ESP RING)

PIPELINE

18” PIPELINE 30 KM TO NC-186 GOSP A

PROVISION FOR FUTURE FIELDS TIE-INS

WELLS ( 19 ESPs)

13 OIL PRODUCERS

8 WATER INJECTORS

6 WATER SOURCE

NC-186 field D overall layout

18” PIPELINE “D” TO “A”

OHTL & ROAD

GATHERING AND
METERING STATION

NC-186 A & D facilities investment

SURFACE FACILITIES

SOR No.

DESCRIPTION

BUDGET

M USD

03

EPF Purchase

1.712

04

EPF Refurbishment

0.745

05

Civil Works

5.700

06

Pipelines and Flowlines

31.765

07

Process Facilities

22.050

08

Control and Comms

3.730

09

Power Supply

14.244

10

Gas Compression Facilities

16.500

11

Water Injection Project "A"

17.357

12

D Field Site Facilities

6.000

13

D Field Pipelines and Flowlines

14.720

14

D Field Power Supply

8.000

15

D Field Civil Works

1.000

16

D Field Control and Comms

1.900

17

D Field Water Injection Project

10.000

SUBTOTAL SURF. FACIL.

155.423

NC-186 project organization

ENGINEERING SUPERINTENDANT

A. LAMIN

ROO NC115 ENGINEERING

PROJECT LEADER

DISCIPLINE SUPERVISORS

A.G.LASTRA

ASSISTANT PRJ. LDR.

FIELD CONTRUCTION

ELECTRICAL & COMMS

O. MASSOUD

GROUP LEADER (1)

SID OWEN

INSPECTORS:

1 ENG F/T - 1ENG P/T

CIVIL (1)

PLANNING & COST CONTROL

ELECTRICAL (1)

MECHANICAL & CIVIL

F. ABUSHAREB

PIPING (1)

TAHER SHLEBEK

MECHANICAL (1)

1 ENG F/T - 1 ENG P/T

PROCUREMENT & LOGISTICS

INSTRUMENTATION (1)

S. TURKI

DOC. CONTROL (1)

PROCESS & CONTROL

PLANING (1)

IBRAHIM HUSSEIN

COMMISIONING (1)

1 ENG F/T - 1 ENG P/T

IMPLEMENTATION OF FIELD DEVELOPMENT PLAN APPROVED BY NOC

MANPOWER: 150 TO 210 PERSONS WORKED EVERY DAY DURING 53

    WEEKS TO COMPLETE THE CONSTRUCTION PHASE ON SITE

HIGH COMMITMENT FROM ALL REPSOL EMPLOYEES TO MEET PROJECT

    OBJECTIVES

PROJECT SCHEDULES ALIGNED WITH LOCAL LOGISTICS

THE PROJECT HAS BEEN COMPLETED SUCCESFULLY IN 18 MONTHS

    SINCE KICK-OFF MEETING WITH E.P.C. CONTRACTOR

NC-186 project considerations

NC-186   A & D

FIELD DEVELOPMENT PROJECT

NOVEMBER 2004

NC-115  &  NC-186

DEVELOPMENT & PRODUCTION

Ibrahim K. Sherif

Chairman Management Committee

November 2004

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the
Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

NC-115 Highlights

SABHA

GHAT

10 E

08 E

12 E

14 E

16 E

18 E

20 E

22 E

24 E

26 E

MEDITERRANEAN SEA

10 E

08 E

12 E

14 E

16 E

18 E

20 E

22 E

24 E

26 E

32 N

30 N

28 N

34 N

26 N

24 N

22 N

20 N

18 N

32 N

30 N

28 N

34 N

26 N

24 N

22 N

20 N

18 N

TUNISIA

ALGERIA

NIGER

CHAD

SUDAN

EGYPT

TRIPOLI

HUN

TUBRUQ

UBARI

GULF OF

      SIRT

MURZUQ

BENGHAZI

N

200

KILOMETRES

0

50

100

150

GHARYAT

GHADAMIS

DARJ

SIRT

GHARIYAN

El Sharara A, B, H, NH, M, N, J, O fields

CONCESSION NC-115

History :

Rompetrol Expl. Contract

Discovery (Rompetrol)

Commercial Declaration

Negotiations

Rompetrol rights to Repsol

Inclusion of Total & OMV

Development Plan Approval

Production Start Up

Concession Limit:

December 1996 to December 2017

Cum. Production (31/10/04)

Average Daily Production (2004)

1980

1984

1989

1991-1993

March 1993

May 1993

1995

December 1996

418 MMstbo.

201,000 bopd

REPSOL YPF
NC-115
NW-C
West-C
C-Str.
M-FIELD
A West
A-FIELD
NW-H
NE-H
H-FIELD
N-Str
South-A
SE-II
O-Str
SE-III
B-FIELD
F-Str.
West-B
SW-B
SW-III
J-Str.
SW-I
SW-II
N
0 km 10
Discovered Structures
Exploration Prospects
Known Seismic Leads

NC115 – Murzuq Basin

Fields, Prospects & Leads

Producing Fields: A, B, H, NH, M, N, J

Small fields to tie-in:

2004 (O) and 2005 (C, F)

NC-115  Production Data

Production

Q

o

N

p

Q

w

Q

wi

Start-up

(bopd)

(mmbo)

(bwpd)

(bwipd)

p

i

A

Mamuniyat

12-Dec-96

101520

222.931

5238

92105

24

7

B

Mamuniyat

31-Mar-98

59980

141.256

11089

11720

26

1

C

Acacus

F

Mamuniyat

H East

Hawaz

01-Dec-98

9364

22.791

1531

9768

8

3

H West

Mamuniyat

01-Dec-98

14782

17.889

1945

10877

9

2

NH

Mamuniyat

30-Dec-01

2224

2.134

2

M

Mamuniyat

10-Apr-02

10101

9.896

9442

4

1

O

Hawaz

J

Mamuniyat

29-Aug-04

2356

0.075

1

N

Hawaz

27-Oct-03

3272

1.213

2

203598

418.186

19803

133912

76

14

October 2004 data

Field

No. of

Total

Reservoir

A-Field
B-Field
H-Field
NH-Field
M-Field
N-Field
J-Field
NC-115 total
NC-115 potential
Oil Rate (stb/d)
240,000
220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Dec-96
Apr-97
Aug-97
Dec-97
May-98
Sep-98
Jan-99
May-99
Oct-99
Feb-00
Jun-00
Oct-00
Mar-01
Jul-01
Nov-01
Apr-02
Aug-02
Dec-02
Apr-03
Sep-03
Jan-04
May-04
Sep-04

NC-115 Daily Rates

ROO NC-115  Oil Production

0.360

17

39

11

69

31

7

95

58

12

124

83

18

155

103

24

192

124

34

6

211

134

38

8

214

136

38

9

223

141

41

10

0

25

50

75

100

125

150

175

200

225

250

275

300

325

350

375

400

425

Millions

31 Dec

1996

31 Dec

1997

31 Dec

1998

31 Dec

1999

31 Dec

2000

31 Dec

2001

31 Dec

2002

31 Dec

2003

30 Jun

2004

02 Aug

2004

31 Oct

2004

A field

B field

H field

M field

N field

NH field

J field

418

400

393

357

284

225

165

107

50

Field Operations
General data NC-115

From Elephant Field

GOSP-A:

- 2 Trains 100,000 BOPD/each

- 1 Wash & 1 Surge Tanks 20,000 bbl/each

- 2 Storage Tanks 100,000 bbl/each

- 2 Gas Compres. for Conden. Recovery 10 MMscfd

- 6 Turbines GT-35 ABB-STHAL of 13 Mw/each

- 6 Shipping Pumps

- Produced Water Treatment Plant

GOSP-B:

- 2 Trains 40,000 BOPD/each

- 1 Surge Tank 20,000 Bbl.

- Produced Water Treatment Plant

GOSP-H:

- 1 Train 40,000 BOPD

- Aquifer Water Injection Plant

30” Export P/L

726 km

15 km 12” P/L

40 km 12” P/L

30 km 18” P/L

24” P/L

75 km

Zawia Terminal:

- 6 Stock Tanks 300,000 Bbl/each

- 7 Loadout Pumps 150,000 BPD/each

Hamada Booster Station:

- 6 Booster Pumps 50,000 BPD/each

GOSP-A: (FUTURE)

- 2 Trains 50,000 BOPD/each

- 1 Surge Tank 20,000 Bbl.

- 1 Stock Tank 100,000 Bbl

From NC-186

8

Wells

2 Test Sep.

2 Test

Manifolds

4 Production

Manifolds

3 Degassed

Crude Pumps

2 Dehydrators

Wash Tank +

Surge Tank

(2 x

20.000 Bbls)

2 Gas

Boots

3 Transfer

Pumps

2 Storage Tanks

(2 x100.000 Bbls)

6 Booster Pumps

3 Crude Oil Meters

6 Shipping Pumps

4 Production

Separators

2 Degassers

30” Pipeline

to Zawia

Process

& Injection

NC-115: GOSP-A

Surface Facilities

FUEL GAS HEADER
HP FLARE HEADER
TYPICAL WELL FLOWLINES
MOV
TEST MANIFOLD
PRODUCTION SEPARATOR B MANIFOLD
PRODUCTION SEPARATOR A MANIFOLD
TO HP FLARE
TO TANK FLARE
HP FLARE
TANK FLARE
TO DEGASSER CRUDE INLET HEADER
BURN PIT HEADER
FROM FLARE KO DRUM CONDENSATE PUMPS
PRODUCTION SEPARATOR
TEST SEPARATOR
GAS BOOT
SURGE TANK
CRUDE BOOSTER PUMPS
OIL TRANSFER PUMPS
PIG LAUNCHER
TO GAS BOOT
DEGASSED CRUDE PUMPS
CLOSED DRAIN
OPEN DRAIN
CHEMICAL INJECTION PACKAGE
PRODUCED WATER EVAPORATION PIT
PRODUCED WATER HEADER
TANK WATER PIT
CRUDE BOOSTER PUMPS
KEY
OIL
GAS
PRODUCED WATER
CONDENSATE

GOSP-B

Process Flow Diagram

REPSOL YPF

TYPICAL WELL FLOWLINES
MOV
FLARE/BURN PIT HEADER
SWEEP GAS
TEST SEPARATOR MANIFOLD
PRODUCTION MANIFOLD
PRODUCTION SEPARATOR
TEST SEPARATOR
BYPASS LINE
FLARE & BURN PIT
PIG LAUNCHER
12" PIPELINE
INTERFIELD OIL TRANSFER PUMPS
TEST SEPARATOR PUMPS
MANIFOLDS SEPARATORS OIL TRANSFER PUMPS TEST SEP PUMPS
CLOSED DRAIN
OPEN DRAIN
SUMP TANK
PIG LAUNCHER
SUMP TANK
PRODUCED WATER EVAPORATION PIT
PRODUCED WATER HEADER
KEY
OIL
GAS
PRODUCED WATER

GOSP-H

Process Flow Diagram

Water Injection System

“H” Field

A-19i

A-9i

A-2i

A-33i

16”

A-34i

6” GRE

WSW-16

6”

WSW-17

A-18

16”

“A” Field

ACACUS

4  WSW

Compartment I

20”

24”

5 Inject.
Pumps

WSW-19

H-17i

H-6i

H-7i

GOSP-A

GOSP-H

ACACUS   WSW

HAWAZ  H-9  WSW

WIW

WSW-12

WSW-22

WSW-21

WSW-18

5 Inject.
Pumps

8”

6”

6”

12”

6”

6”

WSW-15

WSW-6

WSW-14

H-22i

H-9i

WSW-7

WSW-01

WSW-18

C

C

A-23i

A-35i

O

O

6”

WSW-25

WSW-26

ACACUS

10  WSW

Compartment II

Prod. Wtr.

Treat. Tanks

2 x 25,000 Bbl.

Prod. Water

Drilling & WO Rigs

Drilling Rigs:

  ADWOC- 118:               9,000 ft. (w/4 1/2” DP)

                                          Max. Hook Load  on Derrick: 480 klbs

                                          Drawworks: National 55; Power: 2 CAT D 346 (450 HP/each)

- ADWOC-17:                 15,000 ft.(w/5”DP)

                                          Max. Hook Load on Derrick: 500 klbs

                                          Drawworks: IDECO Super 7/11; Power: 1,450 HP

- GW-78:                          10,500 ft. (w/5” DP).

                                          Max. Hook Load on Derrick: 500 klbs

                                          Drawworks: BAOJI/JC-32B3; Power: 1,000 HP

Workover Rig:

- GEOMIN-9:                   Telescoping Mast, Model-KREMCO K-100

                                          Max. Hook Load on Derrick: 217 klbs

                                          Drawworks: KREMCO K-600; Power: 550 HP

GOSP-A TO ELEPHANT FIELD 24" PIPELINE (FUTURE) 75km
GOSP-I
NC-115
GOSP-A TO GOSP-B 12" PIPELINE 40km
GOSP-A
NC-174
GOSP-H
NC-186
GOSP-A TO GOSP-H 12" PIPELINE 15km
GOSP-A TO EL-HAMADA 30" PIPELINE 340km
EL-HAMADA
EL-HAMADA TO EL-ZAWIA 30" PIPELINE 335km
EL-ZAWIA
PIPELINE
PIPELINE
PIPELINE

30” Export Pipeline System

South Section: 340 km

- 30” pipe line, 0.375” WT, API 51 X-42: 752 psi WP

- Pig Launcher and Pig Receiver: 720 psi WP

North Section: 386 km

- 30” pipe line, 0.375”WT, API 51 X-42, X-52 & X-60

Current capacity:  260,000 BOPD

30” Pipeline

from NC115

6 Storage Tanks

Floating Roof

(6 x300.000 Bbls)

8

5 Loading Pumps

Metering Facilities

(150.000 bbls. each)

Zawia

Refinery

SALM #3

SALM #1

To Tankers
600,000 Bbls

Shoreline

Process Diagram - Tank Farm Zawia

Zawia Terminal Facilities

Zawia Terminal Upgrading

Existing Facilities: (0.6 - 1.0 MM Bbls Tankers)

- 6 x 300,000 Bbl. Floating Roof Stock Tanks

- 7 x 150,000 BPD Load out Pumps (1,050,000 BPD- 7,000 m3/h)

- 10 x 100,000 BPD Positive Displacement Meters

- 1 Ultrasonic Meter (1 MM BPD)

- 1 SPM#3 (NOC)

Proposed Upgrading: (1.0 - 1.5 MM Bbls Tankers)   (SEAPLACE,
February 2001)

- 3 x 300,000 Bbl. Floating Roof Stock Tanks

- 1 CALM Buoy (2,000,000 BPD capacity)

- 3.5 km 30” onshore pipeline and 2.1 km 30” double pipeline

- Estimated cost: 29 MM$

- Schedule: 2005 – 2006

NC186  - Development & Production

NC-186 Highlights

PSC: 25 years from the Effective Date, 17 of May 1998

A-01 Discovery well

Nov 2000

B-01 Discovery well

Mar 2001

A-02 Appraisal well

Apr 2001

D-01 Discovery well

Nov 2001

D-02 Appraisal well

Jun 2002

D-03 Appraisal well

Aug 2003

H-01 Discovery well

May 2004

A-Field Development Plan approved by NOC in June 2002

Production with the EPF started on 11 October 2003

D-Field Development Plan approved by NOC in August 2003

A1
B1
A22
E1
Pr-11W
Pr-17 B
NC-190
NC-186
P18
C1
F1
A-Field
P21
P6
D-Field
L10
G1
H1
P 24
B Field
L-W8
P23
L16
L9
NC-115
NC-174
M-Field
A-Field
H-Field
N

NC-186 Field Locations

PROSPECTS

PROSPECTS

LEADS

LEADS

OIL FIELDS

OIL FIELDS

ANOMALIES

ANOMALIES

3D  SEISMIC  AREA

NC-190
NC-186
30"pipeline
A-Field
D-Field
18"- 30km
B-Field
GOSP
18"- 29km
NC-115
NC-174
M-Field
A-Field
H-Field
N
0
10
20
30
Km.

NC186  Development Scenario

NC186 - Field A  (Hawaz Formation)

Note: 2p OOIP and EUR from Jan 2004

simulation

Reservoir

OOIP H4-H5-H6, mmbo

2p EUR 17-May-2023, mmbo

Production start-up

Oct 2004 Qo, bopd

Oct 2004 Np, mmbo

No. of producers

No. of injectors

No. of WSW

Pi @ 2822 ftSS, psia

Oct 2004 P, psia

Pb, psia

Rsi, scf/stb

Hawaz

337

110

11 Oct 2003

4768

3.066

13

3

3

1816

1400

800

260

NC 186 - Field D  (Hawaz Formation)

Note: 2p OOIP and  EUR from Feb 2004
simulation

Reservoir

OOIP H4-H5-H6, mmbo

2p EUR 17-May-2023, mmbo

Production start-up

Oct 2004 Qo, bopd

Oct 2004 Np, mmbo

No. of producers

No. of injectors

No. of WSW

Pi @ 2496 ftSS, psia

Aug 2004 P, psia

Pb, psia

Rsi, scf/stb

Hawaz

408

140

15 Jun 2004

4174

0.523

4

1

1

1660

1600

215

50

NC186 - Production Forecast

Oil rate (bopd)

0

10000

20000

30000

40000

50000

60000

70000

80000

90000

2004

2008

ISO 14001

Action Plan

ISO 14001: Action Plan I

under cost evaluation.

at El-Sharara

installation

• Landfill construction already finished

• New Chemical Storage buildings for Zawia and El-Sharara in progress

• Impermeabilisation of the cubicle around the Stock Tanks:

Geomembranes already  purchased and installed in the new NC-186 tanks

• Incinerator at Zawia Terminal installed and a new one is under

• Gas emissions to the atmosphere: New flare for H-Field was ordered

• Engineering for the Tank Gas Compression Project was finished and is

ISO 14001: Action Plan II

Burning oil and dumping to open pits during well testing or well startups

All the contaminant products and wastes will be disposed in the landfill

The soil at each sampling points will be impermeable to oil spills, as well

A Waste Management System is in process

De-commissioning plan for the 40 ft metallic containers used for are reduced to the minimum

as all the diesel delivery points

construction material will be implemented

NC-115  &  NC-186

DEVELOPMENT & PRODUCTION

NOVEMBER 2004

UPSTREAM

Miguel Ángel Remón

VP Exploration & Production

November 20th , 2004

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the
Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Content

•  International presence

•  Upstream Strategy

•  Production and Reserves Overview

•  Latin American and Gulf of Mexico Assets

•  LNG Projects

Content

International presence

Upstream Strategy

Production and Reserves Overview

Latin American and Gulf of Mexico Assets

LNG Projects

E & P: Solid assets

Equatorial
Guinea (E)

Repsol YPF PRESENT IN 24 COUNTRIES,

OPERATOR IN 20

   2003 Gross Production :

   2003 Gross Operated Production :

   2003 Net Production :

Mexico (E,P)

GoM (E,P)

Cuba (E)

Trinidad & Tobago (E,P)

Spain (E,P)

Guyana (E)

Colombia (E,P)

Bolivia (E,P)

Peru (E)

Brazil (E,P)

Argentina (E,P)

Morocco (E)

Algeria (E,P)

Venezuela (E,P)

Ecuador (E,P)

Sierra Leone (E)

Libya (E,P)

Kazakhstan (E)

Iran (E)

Operator

Non-operator

Arabia Saudi (E)

Dubai (P)

Liberia (E)

Suriname (E)

2,342 kboed
1,175 kboed
1,133 kboed

Content

   International presence

   Upstream Strategy

   Production and Reserves Overview

   Latin American and Gulf of Mexico Assets

   LNG Projects

Strategy / Growth

Organic Growth ( 1 of 2 )

ORGANIC GROWTH

UPSTREAM

Trinidad & Tobago

Bolivia

Venezuela

Libya

Brazil

Gulf of Mexico, Saudi
Arabia, Irán & Others
New Areas

Projects to increase LIQUIDS production and

reserves

-

Current developments in Libya (NC-186 :Fields A and D;

B and H Discoveries)  (NC-115 : Discoveries  0-1 and N-2

).

-

Current developments in Bolivia (Mamoré), Brazil

(Albacora Leste) & Ecuador (Block 16 )

- Associated liquids to Gas production increases in

Trinidad & Tobago, Bolivia and Argentina.

-

Improvement of recovery factors in mature oil fields

-

Development in Gulf of Mexico  (Neptune discovery)

-

Exploration in Libya: Package 1 and 3 awarded and

Package 2  under negotiations. Exploration in Algeria,

Saudi Arabia and Irán

-

Deep waters acreage in GoM, Cuba, West Africa

(Equatorial-Guinea, Sierra Leone, Liberia) & Canary

Islands.

Growth Beyond 2004

Crude oil/NGL plays

Further oil

Development in
Blocks 16 & 14

(Ecuador)

Development

Albacora Leste

(Brazil)

Further Oil

Developments

Libya (Murzuq)

Ongoing Oil Developments &

further secondary recovery

projects in Argentina

Deepwater  Oil  Exploration:

USA, Canary Islands, Brazil,

Cuba and West Africa

New Oil/NGL
opportunities

in Middle East (Irán,
Saudi Arabia)

Ongoing oil
Development in
Surubi-Mamore

(Bolivia)

Further development

In GoM (Neptune)

ORGANIC GROWTH

Strategy / Growth

Organic Growth ( 2 of 2 )

UPSTREAM

Trinidad & Tobago

Bolivia

Venezuela

Argentina

Saudi Arabia

Algeria

LNG Projects

Projects to increase GAS production and

reserves

-

Trinidad & Tobago (Train 4 .... ) (Plants of

Ammonia, Aluminum...)

-

Bolivia  (GSA to Brazil , Exports to Argentina)

-

Venezuela (Yucal Placer, QLC, QQ, Barrancas)

-

Argentina (Domestic gas  market)

-

Saudi Arabia (Block C)

-

Algeria (Reggane blocks 351c-352c, M´sari,

Gassi Chergui)

-

Integrated LNG projects in Middle East (Persian LNG

, ...)  and Mediterranean

Growth Beyond 2004

Natural Gas and LNG Growth Potential

Increase of Argentinean

domestic gas demand

Venezuela: Additional gas

sales (Yucal Placer, QLC,

Barrancas, etc).

Plat. Deltana (Block 1)

New gas projects:

Reggane & TFT (Algeria),

gas exploration in Sirte(Libya)

and Saudi Arabia

T&T: Increase of domestic &
Atlantic LNG (4th train) gas
demand

Persian LNG  &
Others

Increase of Bolivian

Gas exports to Brazil
and Argentina

Strategy / Deconcentration

Reduce Concentration In Argentina

DECONCENTRATION

To continue current strategy to reduce the weight
of Argentina by:

ANNUAL PRODUCTION

2000

2001

2002

2003

PROVED RESERVES

M boes

dec-99

dec-00

dec-01

dec-02

dec-03

Total without Argentina

944

1.109

2.002

2.182

2.694

(k boepd)

Total without Argentina

177

225

284

372

Evolution of production and proved reserves 2000-2003 out of Argentina without considering production and proved reserves of sold assets

FUTURE GROWTH IN

OTHER COUNTRIES

Trinidad & Tobago

Bolivia

North Africa

Middle East

Brazil, Venezuela

Increasing production out of Argentina due to

ongoing developments projects

Increasing activities in Exploration and New

Areas/Business out of Argentina mainly focused on

Liquids. Deep Water Projects : Gulf of México, Brazil,

Cuba, Spain (Canary Islands), West Africa.

New LNG projects : T&T,  Persian LNG  & Others

Strategy / Operating Excellence

OPERATING
EXCELLENCE

Additional improvements in operational efficiency in
order to :

continue being a low cost producer (Lifting

Cost)

maintain low reserves replacement  ratios

(Finding Cost, F&D Cost, Total Replacement

Cost)

To give priority to environmental protection, security

in operations and good relationship with local

communities.

Research and Development focused on improving of

recovery factors and technical capabilities &

expertise.

- 33%
2001
2002
2003

Finding costs
F&D costs
Reserve replacement costs

Efficient And Relative Low Cost Operator

UNIT COSTS E&P (US$/boe)

LIFTING COST (US$/boe)

1.3

Source: PFC

2.57

1.48

1.72

0.8

3.7

2.0

5.3

11.3

7.4

5.9

2.7

Industry range: 2000-2002 average

Repsol YPF: 2001-2003 average

Content

International presence

Upstream Strategy

Production and Reserves Overview

Latin American and Gulf of Mexico Assets

LNG Projects

Evolution of Net Production &
Proved Reserves

Net Production 2000-2003

72%

71%

73%

71%

1.030

1.015

1.133

1.000

0

200

400

600

800

1.000

1.200

2000

2001

2002

2003

K Boe/d

Net Proved Reserves @ year end 1999-2003

50%

59%

59%

70%

70%

4.698

4.942

5.433

5.261

5.606

0

1.000

2.000

3.000

4.000

5.000

6.000

1999

2000

2001

2002

2003

M Boe

Argentina

Rest of LAM

Rest of World

Liquids and Gas Net Proved Reserves

0

1000

2000

3000

4000

5000

6000

Liquids Reserves

Gas Reserves

Divested Assets

0

dec-99

dec-00

dec-01

dec-02

dec-03

10% T&T

Incorporation

Andina

Swap

Indonesia

Divestment

Egypt Divestment

(WD)

UK,

Egypt

& USA(

Midgar

)

Divestments

Crescendo Divestment

1000

2000

3000

4000

5000

6000

10% T&T

Incorporation

Andina

Swap

Exercise the option

of 20% T&T

Indonesia

Divestment

Egypt Divestment

(WD)

UK,

Egypt

& USA(

Midgar

)

Divestments

Crescendo Divestment

M BOE
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
4.698
846
207
131
1076
1526
5.433
Dec 1999
Discoveries & Extensions
Recovery Improvement
Revisions
Net of Acquisitions/Sales
Production
Dec 2003

Net Proved Reserves Replacement 2000-2003

Reserves Replacement Ratio  dec 1999-dec 2003

-With Acq/sales of asssets :                                       148%

-Without Acq/sales of asssets :                                78%

Discoveries & Extensions

vs.

Number of Exploration wells

Argentina (Mboe)

Out of Argentina (Mboe)

Total Exploration Wells

Argentinean Exploratory Wells

0

50

100

150

200

250

300

350

2000

2001

2002

2003

0

20

40

60

80

100

Control of Investments

Argentinean Crisis

Proved Reserves Additions by Discoveries
and Extensions vs. Drilled Exploration Wells

Evolution of Exploration Acreage (Km2)

2000-2001-2002-2003-2004

Km2

0

100.000

200.000

300.000

400.000

500.000

600.000

dic-00

dic-01

dic-02

dic-03

sep-04

Gross

Net

Gross operated

Gross Exploration Acreage
Change between Dec. 2000 vs Sept. 2004

Outstanding renewal of
Exploration Acreage
between 2000 and 2004

New increases in Acreage – Acreage sold or reverted

New countries

Relative Increase/Decrease of
future Exploration Investment

Dominio Minero Exploración - Gross

Cambios 2000 vs Sept. 2004

Sept. 2004 vs

2000

31-dic-2000

30-sep-2004

Km2

Km2

Km2

LIBIA

39.959

10,1%

134.190

26,3%

94.231

Arabia Saudí

0

0,0%

51.400

10,1%

51.400

Guinea Ecuat

0

0,0%

24.065

4,7%

24.065

Argelia

0

0,0%

19.365

3,8%

19.365

Suriname

0

0,0%

18.600

3,6%

18.600

España

1.951

0,5%

19.120

3,7%

17.169

Iran

0

0,0%

17.078

3,3%

17.078

Marruecos

0

0,0%

14.521

2,8%

14.521

Cuba

0

0,0%

10.702

2,1%

10.702

Sierra Leona

0

0,0%

10.498

2,1%

10.498

Colombia

9.783

2,5%

18.696

3,7%

8.913

Liberia

0

0,0%

3.150

0,6%

3.150

USA

606

0,2%

1.515

0,3%

909

Venezuela

1.970

0,5%

1.970

0,4%

0

Azerbaijan

550

0,1%

0

0,0%

-550

Trinidad y Tobago

740

0,2%

0

0,0%

-740

Guyana

13.100

3,3%

11.790

2,3%

-1.310

Kazakhtan

10.084

2,6%

7.563

1,5%

-2.521

Brasil

15.504

3,9%

11.254

2,2%

-4.250

Argentina

106.488

27,0%

99.404

19,5%

-7.084

Malasia

8.164

2,1%

0

0,0%

-8.164

Indonesia

18.700

4,7%

0

0,0%

-18.700

Peru

51.218

13,0%

23.786

4,7%

-27.432

Bolivia

40.657

10,3%

11.509

2,3%

-29.148

Egypt

75.132

19,0%

0

0,0%

-75.132

Total

354.648

100%

510.176

100%

155.528

Sale of Indonesia
Sale of Egypt (WD)
Sales of UK , Egypt & USA (Midgar)
C.A.G.R 6,7 %
thousand boe per day
Exercise the Option to acquire 20% T&T
Swap Andina
Acquisition of 10% T&T

Net Liquids and Gas Production 2000-2003

Liquids (Same assets 2002)

Gas (Same assets 2002)

Divested assets

559

589

584

594

373

355

416

538

98

71

0

200

400

600

800

1.000

1.200

2000

2001

2002

2003

1,300
1,250
1,200
1,150
1,100
1,050
1,000
950
900
850
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic

Total E&P

Total Net Daily Production (KBOEPD)

STRIKES EFFECTS IN SOUTH ARGENTINA

2003

2004

AVG 2004

NET DAILY PRODUCTION (Kboepd)

REPSOL YPF

700
600
500
400
300
200
100
0
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic

Total E&P

Net Liquids Daily Production ( K BOPD )

2003

2004

NET HCL DAILY PRODUCTION (Kbopd)

REPSOL YPF

AVG 2004

STRIKES EFFECTS IN SOUTH ARGENTINA

110.00
100.00
90.00
80.00
70.00
60.00
50.00
40.00
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic

Total E&P

Net Gas Daily Production ( M m3/day )

2003

2004

AVG 2004

NET GAS DAILY PRODUCTION (Mcmpd)

REPSOL YPF

   International presence

   Upstream Strategy

   Production and Reserves Overview

   Latin American and Gulf of Mexico Assets

   LNG Projects

LAM
NET DAILY PRODUCTION (kboepd)
AVG 2004
1,400
1,200
1,000
800
600
400
200
0
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic

Latin America

Total Net Daily Production (KBOEPD)

2004

2003

LAM
NET HCL DAILY PRODUCTION (kbopd)
AVG 2004
600
500
400
300
200
100
0
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic

Latin America
Net Liquids Daily Production ( KBOPD )

2003

2004

STRIKES EFFECTS IN SOUTH ARGENTINA

LAM
NET GAS DAILY PRODUCTION (Mcmpd)
AVG 2004
120.0
100.0
80.0
60.0
40.0
20.0
0.0
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic

Latin America
Net Gas Daily Production (M m3/day )

2003

2004

ARGENTINA

Northwest Basin
Cuyo Basin
Neuquén Basin
San Jorge Gulf Basin
Austral Basin

	Acreage Gross - Km2
Exploration	99.404
Development	34.182
Total	133.586

ARGENTINA – Current Acreage

NET HCL DAILY PRODUCTION (bopd)

Argentina
Net Liquids Daily Production ( BOPD )

0

50,000

100,000

150,000

200,000

250,000

300,000

350,000

400,000

450,000

500,000

AVG 2004

ene

feb

mar

abr

may

jun

jul

ago

sep

oct

nov

dic

ARGENTINA

STRIKES EFFECTS IN SOUTH ARGENTINA

2003

2004

Argentina
Net Gas Daily Production (M m3/day )

NET GAS DAILY PRODUCTION  (Mcmpd)

0.00

10.00

20.00

30.00

40.00

50.00

60.00

70.00

ene

feb

mar

abr

may

jun

jul

ago

sep

oct

nov

dic

ARGENTINA

AVG 2004

2003

2004

Production in Argentina

Production in Argentina:

Sustaining production
with high returns and cash-
flow

LIQUIDS

Infill wells

Secondary recovery projects

Increasing knowledge of reservoirs
geology (3D seismic, modelling...)

Exploration in low risk areas

Profitability well above hurdle rate
(Low risk exploration & New
developments)

GAS

Further Gas Exploration together with
expectations of improvement in gas
selling prices

Infill wells , additional gaslines and
compression

Increasing knowledge of reservoirs

Red: Operated Blocks
Green: Non Operated Blocks
Acreage Gross - Km2
Exploration 6.988
Development 14.094
Total 21.082
1. Loma De la Mina
2. Cerro Mollar Norte
3. La Brea
4. Llancanelo
5. Valle del Río Grande
6. El Manzano
7. Puntilla del Huincal
8. El Portón
9. Chihuido de la Salina Sur
10. Filo Morado
11. Calandria Mora
12. El Mollar
13. Aguada Pichana
14. Rincón del Mangrullo
15. Meseta Buena Esperanza
16. Cerro Bandera
17. Portezuelo Minas
18. Piedra Chenque
19. Cerro Fortunoso
20. Altiplanicie del Payún
21. Chihuido de la Salina
22. Chihuido de la Sierra Negra
23. Puesto Molina Norte
24. Puesto Hernández
25. CNQ 7/A
26. Señal Picada – Punta Barda
27. San Roque
28. Bandurria
29. Loma La Lata – Sierra Barrosa
30. Puesto González
31. Cerro Manrique
32. Lindero Atravesado

ARGENTINA – Neuquen Basin

REPSOL YPF

Red: Operated Blocks
Green: Non Operated Blocks
1. Río Mendoza
2. Pampa del Ceibo
3. Barrancas
4. Río Tunuyán
5. La Ventana
6. Zampal Oeste
7. Vizcacheras
8. Cefarino

	Acreage Gross - Km2
Exploration	113
Development	1,691
Total	1,804

ARGENTINA – Cuyo Basin

Red: Operated Blocks
Green: Non Operated Blocks
Acreage Gross - Km2
Exploration 4.792
Development 10.013
Total 14.805
1. Sarmiento
2. Barranca Yankovsky
3. Río Mayo
4. Los Monos
5. Escalante-El Trébol
6. El Tordillo
7. Los Perales – Las Mesetas
8. M Behr
9. C Central-C Perdido
10. Restinga Ali
11. CGSJM - 1
12. El Tordillo – P Quiroga
13. La Tapera
14. Cañadón de la Escondida – Las Heras
15. CGSJM - 2
16. C León – Meseta Espinosa
17. Pico Truncado – B Cordón
18. Cañadón Yatel
19. Cerro Piedra – C Guadal N
20. EL Guadal – Lomas del Cuy
21. Cañadón Vasco

ARGENTINA – San Jorge Gulf Basin

1. Campo Durán- Madrejones
2. Acambuco
3. Tartagal Oeste
4. Ramos
5. Sierra Aguaragüe
6. Balbuena Este
7. Río Pescado
8. San Antonio Sur
9. Palmar Largo
10. La Bolsa
Acreage Gross - Km2
Exploration 560
Development 5.479
Total 6.039
Red: Operated Blocks
Green: Non Operated Blocks

ARGENTINA – Northwest Basin

REPSOL YPF

1. CAM 1
2. CAM 3
3. Magallanes
4. CAM 2 A Sur
5. Poseidon
6. Tierra del Fuego
7. Los Chorrillos
8. CAA 35 Geminis
Acreage Gross - Km2
Exploration 25.065
Development 2.905
Total 27.970
Red: Operated Blocks
Green: Non Operated Blocks

ARGENTINA – Austral Basin

Red: Operated Blocks
Green: Non Operated Blocks
1. CAA 44 (Cca Colorado Marina)
2. CCM 2 (Cca Colorado Marina)
3. CAA 7 (Cca Colorado Marina)
Acreage Gross - Km2
Exploration 61.886
Development
Total 61.886
4. Gan Gan (Cca Cañadón Asfalto)
5. CGSJ V/A(Cca Cañadón Asfalto)
6. CAA 40 (Cca Malvinas)
7. CAA 46 (Cca Malvinas)

ARGENTINA:  Colorado Marina, Cañadón
Asfalto & Malvinas Basins

BOLIVIA

Red: Operated Blocks
Green: Non Operated Blocks
Acreage
Gross - Km2
Exploration 11.509
Development 3.158
Total 14.667
1. Tuichi
2. Surubi Noroeste
3. Surubi
4. Camiri
5. Monteagudo
6. Caipipendi
7. Margarita
8. SanAlberto – Desarrollo
9. Sara Boomerang I
10. Amboro - Espejos
11. La Peña - Tundy
12. Los Sauces
13. Rio Grande
14. Charagua
15. Caipipendi
16. Sabalo
17. San Alberto - Exploracion

BOLIVIA – Current Acreage

Thousand Boepd
Adquisition of 29,75% of Andina and 100% Consolidation

BOLIVIA

Net production Evolution 1999 - 2003

0

10

20

30

40

50

60

70

80

1999

2000

2001

2002

2003

Oil & Condensate

LPG

Gas

16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
ene
feb
mar
abr
may
jun
jul
ago
sep
oct
nov
dic

Bolivia – Andina
Net Gas Daily Production (M m3/day )

2003

2004

NET GAS DAILY PRODUCTION  (Mcmpd)

ANDINA

AVG 2004

START UP OF GAS EXPORTS TO ARGENTINA

Laguna
Cuevo
Sararenda-X1
Huacaya
S. Antonio
Norte
Margarita
Sábalo
Itau
San Alberto
Argentina

Bolivia
Exploration Potential

BOLIVIA

Potential for growth

Proved Reserves @ Dec  2003: 1262 M boes  linked to developed markets

The increase of future gas sales exports to Argentina and Brazil will lead to further appraisal and exploration activities

(Excellent acreage with low risk exploratory potential for gas)

The development of a LNG project will depend of the success of the future appraisal and exploratory phase together with an

appropiate contractual/fiscal regime.

CAMISEA
LA PAZ
CUIABÁ
SANTA CRUZ
2,5
30
30
BELO
5
CAMPO DURÁN
MERCOSUR
22
3
23
TUCUMÁN
25
20
URUGUAIANA
PARANÁ
12
3
1
PAISANDÚ
SAN JERÓNIMO
9
16
6
33
29
43
2
16
LOMA
LA LATA
19
5

SOUTHERN CONE
Current main gaslines network

In operation

Current transportation

capacity (M m3/day)

10

Under construction

Project

Under study

BRAZIL

RY (20%) Petrobras (40%) Agip Oil (40%)

RY (30%) Agip (45%) Chevron Texaco (25%)

RY (32%) Chevron Texaco (68%)

  RY (25%) Petrobras (45%) BG (30%)

RY (25%) Shell (40%) Petrobras (35%)

RY (25%) Petrobras (75%)

RY (25%) Petrobras (75%)

BRAZIL

Current Acreage

2

2

2

2

2

2

DEVELOPMENT: 511 K m

Field: Albacora  Leste

RY 10%- Petrobras 90%

Status: On-going Development

First oil: September 2005

TOTAL ACREAGE:  11765 Km

EXPLORATION: 11254 Km

CAMPOS BASIN: 3298 Km

•BM-C3

•BM-C4

•BM-C5

SANTOS BASIN: 7259 Km

BM-S-7

RY (20%) Chevron Texaco (45%) Petrobrás (25%)

•BM-S- 9

•BM-S-170

•BM-S-172

•BM-S-330

ESPIRITO SANTO BASIN: 697 Km

•ES-414

RY ( 20%) Petrobras (80%)

REPSOL YPF

CAMPOS BASIN
BMC-3
BM-C-4
BM-C-5
Albacora Leste
SANTOS BASIN
BM-S-9
BM-S-7
SM-172
SM-330
SM-170
ESPITIRU SANTO BASIN
ES-M-414
ALBACORA LESTE
BLOCOS ARREMATADOS NA 1ª RODADA
BLOCOS ARREMATADOS NA 2ª RODADA
BLOCOS ARREMATADOS NA 3ª RODADA
BLOCOS ARREMATADOS NA 4ª RODADA
BLOCOS ARREMATADOS NA 5ª RODADA
BLOCOS ARREMATADOS NA 6ª RODADA
BLOCOS DA PETROBRAS E PARCEIROS
BLOCOS DE PRODUÇÃO
BLOCOS PETROBRAS
BLOCOS REPSOL YPF
CAMPOS DE PRODUÇÃO
DATUM SAD-69

BRAZIL

Location of current acreage

Albacora Leste
BLOCOS ARREMATADOS NA 1ª RODADA
BLOCOS ARREMATADOS NA 2ª RODADA
BLOCOS ARREMATADOS NA 3ª RODADA
BLOCOS ARREMATADOS NA 4ª RODADA
BLOCOS ARREMATADOS NA 5ª RODADA
BLOCOS ARREMATADOS NA 6ª RODADA
BLOCOS DA PETROBRAS E PARCEIROS
BLOCOS DE PRODUÇÃO
BLOCOS PETROBRAS
BLOCOS REPSOL YPF
CAMPOS DE PRODUÇÃO

BRAZIL

Albacora Leste Development

Shuttle tanker
FPSO
Wet tree
Mooring lines
Reservoir

Año
2000
2001
2002
2003
2004
2005
2006
Diseño del proyecto
Modulos Comp, Gen, Proc, Ut.
Conversion FPSO
Pozos y Completacion
Flow Lines, Risers,
Primera producción

- Total reserves: 720 M boes
- Proven Reserves @ Dec 2003: 535 M boes

ESTIMATED PLATEAU PRODUCTION 100%
150 KBOED

BRAZIL : Albacora Leste Development

(Petrobras 90% Repsol YPF 10%)

Proven Reserves @ Dec  2003: 53 M boes

Development of Albacora Leste Oil Field with start-up

Good exploration potential on nine Exploration Blocks

BRAZIL

Potential for growth

production by end of 2005

PERU

COLOMBIA
ECUADOR
BRASIL
PACIFIC OCEAN
LIMA
Camisea
BOLIVIA
LEGEND
Repsol blocks on Operation
Pipeline
Refinery
39
90
57
80

39	REPSOL YPF 100% 8,868.21 Km²
90	REPSOL YPF 76,15% BURLINGTON 23,85% 8,806.704 Km²
80 (TEA)	REPSOL YPF 76,15% BURLINGTON 23,85% 21,130.87 Km²
57	REPSOL YPF 76,15%(*) (*) (BRASPETRO (JSA)) 35,15% BURLINGTON 23,85% 6,110.67 Km²

PERU
Current acreage

ECUADOR

Blocks 16 & TIVACUNO
Repsol YPF 35%(Operator)
ZABALETA
CAPIRON N
CAPIRON
TIVACU
NPF
TIV. SW
KINTIA
BOGI
MINO
OBI
DICARON
ZAPARO
Block 16
TAPO
EWA
AMO-1
COWI
AMO-2
SPF
WIPS1
DAIMI-1
DAIMI-2
DABO
IRO
GINTA
WATI
BLOCK-16 & TIVACUNO

Block 14
Repsol YPF 25%
BLOCK 14
VINTAGE
BLOCK-14

ECUADOR
Current acreage

Ecuador

Net Liquids Daily Production ( BOPD )

NET HCL DAILY PRODUCTION (bopd)

0

2,000

4,000

6,000

8,000

10,000

12,000

14,000

16,000

18,000

20,000

ene

feb

mar

abr

may

jun

jul

ago

sep

oct

nov

dic

ECUADOR

AVG 2004

2003

2004

ECUADOR

Future Projects

Net Proven Reserves @ Dec  2003: 46 M Bbl

September 2003: Start up of OCP

Ongoing Development of Block 16 and 14

Exploration potential in current blocks

New business opportunities:

Ishpingo-Tambococha-Tiputini (ITT)

Future Exploration Rounds

COLOMBIA

Oceano Atlantico
PANAMA
VENEZUELA
Caño Limón
Catleya
Cosecha
Capachos
San Miguel
Bogotá
Oceano Pacifico

CAPACHOS	REPSOL YPF 100% 402,43 km^2
SAN MIGUEL	REPSOL YPF 100% 434,8 km^2
COSECHA	OXY 75% REPSOL 25% 2522,7 km^2
CATLEYA	REPSOLYPF / ECOPETROL 890,3 km^2
CRAVO NORTE CHIPIRÓN	CAÑO LIMON Repsol Net 6,25%

EXPLORATION PRODUCTION

COLOMBIA

Current acreage

Colombia

Net Liquids Daily Production ( BOPD )

NET HCL DAILY PRODUCTION (bopd)

0

1,000

2,000

3,000

4,000

5,000

6,000

7,000

ene

feb

mar

abr

may

jun

jul

ago

sep

oct

nov

dic

COLOMBIA

AVG 2004

2003

2004

VENEZUELA

VENEZUELA
Current acreage

GUARICO OCCIDENTAL

QUIRIQUIRE

QUIAMARE – LA CEIBA

GUYANA

MENE GRANDE

BRAZIL

COLOMBIA

TRINIDAD & TOBAGO

BARRANCAS

YUCAL PLACER NORTE

YUCAL PLACER SUR

Seven Blocks (Six Production Blocks, One Exploration Block)

Current Assets	
Oil	Quiamare Quiriquire Mene Grande Guárico
Gas	Quiriquire Yucal Placer Barrancas

MBPED
100
90
80
70
60
50
40
30
20
10
0
Compra Astra QLC
1996
Adjudicación MG
1998
Compra Maxus YPF
1999
Compra 45% QQ
Compra 25% QLC
2000
Licencias Gas Barrancas 100%, Yucal Placer 15%
2001
Proyecto Gas QQ
2001
Compra 25% QLC
2003
Total Venezuela
2003

Growth history in Venezuela

Venezuela

Net Gas Daily Production ( M m3/d )

NET GAS DAILY PRODUCTION  (Mcmpd)

0.00

2.00

4.00

6.00

8.00

10.00

12.00

ene

feb

mar

abr

may

jun

jul

ago

sep

oct

nov

dic

VENEZUELA

AVG 2004

2003

2004

Venezuela

Net Liquids Daily Production ( BOPD )

NET HCL DAILY PRODUCTION (bopd)

0

10,000

20,000

30,000

40,000

50,000

60,000

70,000

ene

feb

mar

abr

may

jun

jul

ago

sep

oct

nov

dic

VENEZUELA

AVG 2004

2003

2004

REPSOL YPF
Campo Quiamare - La Ceiba
QUIAMARE
CERRO PELADO
CERRO PELADO THRUST
LA VIEJA
LA CEIBA
La Leona Oeste / Este
Tacata Norte
TACATA FIELD
10 Km

Venezuela

Quiamare La Ceiba Exploration

QQ SHALLOW FIELD
TROPICAL NE
QQ DEEP FIELD
TROPICAL FIELD
LA PICA LEAD
VIBORAL FIELD
HERVIDERO LEAD

Venezuela

Quiriquire Exploration

REPSOL YPF

VENEZUELA
COLOMBIA

- The Barrancas Block is located in the Barinas basin at the foothills of the Mérida Andes
- Area: 1970 Km2. 4 wells drilled (3 gas discoveries). 1780 Km 2D Seismic (acquired '90, reprocessed '01).
- Gas production will be sold for power generation with a selling price of 1,59 US$/Mbtu with an improvement on previous assumptions.

GUANARE BLOCK
N
0 10 km
Guaramacal Prospect
Cerro Azul Prospect
Sipororo Sub-Thrust Prospect
Sipororo Field
La Yuca Field
Barrancas Field
SEISMIC VINTAGES
1990
1991
1992
1993
1994
1996
9°10
9°00
8°50
8°40
70°20
70°10
70°00
69°50
Uscategui-2x
Guasimito-1x
Borburata-4e

Venezuela
Barrancas Block

Proven Reserves @ Dec  2003: 233 M boes

Growth potential based on:

On-going gas development projects (Yucal Placer, QQ ). Recent

New gas development projects (Barrancas, QLC)

On-going Exploration in current assets

New opportunities (Deltana, Barúa-Motatan, etc)

Venezuela

Potential for additional growth

agreement with PDVSA to increase gas production from Quiriquire.

TRINIDAD & TOBAGO

Block 4a
Open
Block 4b
Open
Block 6a
Open
Block 6b
Open
Block E
Red Snapper-1
Kitchener-1
South West Soldado
Open
East Manzanilla
El Diablo
South Soldado
OSPREY
PELICAN
DOLPHIN
Dolphin Deep
FLAMBOYANT
KISKADEE
MAHOGANY
Cassia
POUI
TEAK
SAMAAN
DORADO
Sandpiper-1
Morpho-1
Ibis
Corallita

Trinidad & Tobago

Current acreage

UPSTREAM | **MIDSTREAM**

UPSTREAM	MIDSTREAM		
Reserves	Stake in trains	Supply trains	Marketing and Trading
30 %	23.4 %	22.3 %	43.5 %(*)

(*) Assuming 100% Gas Natural cargoes

Trinidad & Tobago

Integrated LNG chain

OFFSHORE CAPACITY 3.4 BCFD
MID 2003
1,6 BCFD
OFFSHORE CAPACITY 3.4 BCFD
END 2005
2,2 BCFD
OFFSHORE CAPACITY 4+ BCFD
END 2007
2,5 BCFD
OFFSHORE CAPACITY 4+ BCFD
2009+
3,4 BCFD

Trinidad & Tobago
Upstream Development Views

Trinidad & Tobago

Net Gas Daily Production ( M m3/d )

NET GAS DAILY PRODUCTION  (Mcmpd)

0.00

2.00

4.00

6.00

8.00

10.00

12.00

14.00

16.00

18.00

20.00

ene

feb

mar

abr

may

jun

jul

ago

sep

oct

nov

dic

TRINIDAD

AVG 2004

2003

2004

Proven Reserves @ Dec  2003: 841 M boes

Start up of 4th LNG Train (End 2005 / Early 2006)

Future increase in Domestic Demand (NGC, Ammonia &

Good exploration potential for further LNG Trains

Looking for new business opportunities

Trinidad Tobago

Potential for growth

Aluminium Smelter Plants)

GUYANA & SURINAME

P&A Gas Shows
P&A Oil Shows
P&A Dry Well
P&A Oil Well
P&A Oil -Gas Shows
EXXON
CGX
CGX
Repsol YPF
RepsolYPF
3000
2000
1000
200
FRENCH GUYANA-1X
Hartman Resources
GUYANA
SURINAME
STAATSOLIE
French Guyana
Guyana Georgetown Block 11,790 km2
Suriname Block 30 18,600 km2

Guyana / Suriname
Current acreage

Wet gas —Condensate (Ro 1.3-2.6)
Late mature oil (Ro 1.0-1.3)
Mid mature oil (Ro 0.7-1.0)
Early mature oil (Ro 0.5-0.7)
PETROLEUM SYSTEM ENVELOPE
TAMBAREDJO OIL FIELD
1.100 MMBOIP
167 MMBO RESERVES

Suriname / Guyana Basin

Petroleum System Analysis

CUBA

Cuba
Current acreage

GULF OF MEXICO

Focus in two areas: Green Canyon & Alaminos Canyon

Houston
200 km
New Orleans
Eugene Island
(ORRI)
27,000 boepy
US Grant
Kansas
Neptune
Myrtle
Beach
Tiger
Toledo
Operated Acreage (41 blocks / 1,025 km2)
Participated Acreage (27 blocks/ 675 km2)
Operated and/or participated Well (2003/2004)
Neptune Project
On stream 2007

Gulf of Mexico
 2003-2004 Activity Map

MEXICO

United States of America
Dallas
Galveston
Gulf of Mexico
Mexico
Monterrey
Tampico
Repsol YPF Offices

Area: 3.552 Km²
Active wells: 26
Current Production: 12.5 MCFPD (357.000 m³/d)
Cumulative Production @ 1/01/03: 2,6 TCF
Discovered fields: 16

Investment Levels:	2004	42.5 MUSD
	2005	60.0 MUSD
	2006	67.5 MUSD
	TOTAL	170 MUSD

First IOC operating in Mexico since the nationalization of March, 1938

Olmos
Corindón
Pandura
TEXAS
EEUU
CUENCA DE BURGOS
Misión
Cuervito
Fronterizo
RIO GRANDE
Ricos
REYNOSA- MONTERREY
REPSOL YPF 100%
BLOCKS DISTRIBUTION
1st Round C.S.M.

Mexico : Burgos Basin

Reynosa Monterrey Block

GAS PRODUCTION 2004 - 2006
MSCFPD
80
70
60
50
40
30
20
10
0
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q

Mexico : Burgos Basin

Reynosa Monterrey Block

Content

   International presence

   Upstream Strategy

   Production and Reserves Overview

   Latin American and Gulf of Mexico Assets

   LNG Projects

Block Mehr Onshore
Block Iran Mehr Offshore
Persian LNG
Block Forooz Offshore
ESTAHBANAT
FASA
DARAB
JAHROM
KHORMUJ
BUSHEHR BLOCK
IRAN MEHR BLOCK
Persian Gulf
HAMOON BLOCK
BALAL FIELD
ALVAND BLOCK
FOROOZ BLOCK
SEE INSET 1
AL KHUBAR
AR RIFA
28°N
26°N
52°E
54°E

Iran

New Offshore Blocks & Persian LNG

REPSOL YPF

IRAN
PERSIAN GULF
Tombak
(Licuefaction Plant)
BUSHGAN
DOROUD
Bandar-e-Bushehr
Bushgan
Firuzabad
Delvar
KUH-I-KAKI
KUH-I-MAND
DALAN
Dehram
AGHAR
Jahrom
Qir
Borju
Sena
Hadakan
Berid
Hangam
BANDUBAST
TAGHDIS
Kabkan
GARDAN
Abdan
NAR
PARS
KANGAN
TABNAK
Kangan
Taheri
VARAVI
Lar
Asaluyeh
Hormoz
Lamard
LAMARD
Bastak
SOUTH PARS
Mochahir
Band-e-Hasineh
TOSSAN
Bandar-e-Lengeh
NORTH FIELD
BALAL
MANAMA
ALPHA
Khuwayr
RESHADAT
Ras Laffan
AWALI
KHALIJ
BAHRAIN
Zubarah
RESALAT
SALMAN(IRAN)
IRAN
SIRRI
Gulf of Bahrain
ABU AL BUKOOSH(UAE)
FATEH
SHARJAH
QATAR
FALAH
SW.FATEH
NASR
RASHID
DOHA
DUKHAN
Doha
Sumaysimah
AL KARKARA
HANINE
Directed traffic lanes
(Disputed between Iran and UAE; occupied by Iran)

Iran

Persian LNG Project

Approved by NIOC the

signed PFA (Project

Framework Agreement)

which include the main

elements of final contracts

and allow to perform a FEED

of the project prior to a final

decision to be taken by the

end of 2006

INTEGRATED LNG PROJECT

Gassi Touil - Rhourde Nouss - Hamra

(ALGERIA)

November , 2004

H. R’Mel

H.Messaoud

Reggane

ARGEL

M’Sari Akabli

TFT

TIFERNINE

Gassi Touil –
Rhourde Nouss
Hamra

Rhourde Es Seguir

(401 d)

Gassi Chergui Ouest

REPSOL/Gas Natural

ARZEW

Repsol YPF in Algeria

area "A" 2568 Km²
area "B" 600 Km²
area "C" 1042 Km²
area "D" 4390 Km²
area "E" 4505 Km²
NEZLA NORTH
TAGS
NEZLA SOUTH
TAGS
TAGI
OUARGLA
OH
GASSI EL ADEM
OH
BRIDES WEST
TAGS
OH
BRIDES
TAGS
TAGI
OH
HASSI TOUAREG
TAGS
OH
GASSI TOUIL
TAGS
TAGI
OH
TAOUIL
OH
RHOURDE EL KHLEF
TAGS
OH
TOUAL
TAGS
TAGI
OH
REH
OH
AZZEL
OH
HASSI CHERGUI
TAGS
OH
GASSI CHERGUI OUEST
DKL
AL
AZS
RHOURDE NOUSS CENTRAL
ORD "OH"
RHOURDE NOUSS -SE
ORD "OH"
RHOURDE RADRA
ORD "OH"
RHOURDE NOUSS -SW
ORD "OH"
RHOURDE RADRA - SOUTH
ORD "OH"
HAMRA
ORD "OH"
GAS CAPS

Contract Area

Discoveries of Rhourde

Nouss & Hamra “HQ”

GASSI

CHERGUI

OUEST is not a

part of the

Contract Area

but was

awarded to RY-

GN in the 5th

round.

GAS CAPS also included

after 2015

Gassi Touil Area including

discoveries pending to be

developed

Area D and E

included  as

exploration

areas.

Main Objectives

To develop and produce all the fields discovered in the areas of Gassi Touil,

Rhourde Nous and Hamra.  Some 6,5 BCM of gas is required for the 1 st LNG train with export beginning 4 1/2 years after the contract Effective Date.

To build in Arzew one liquefaction train with a capacity of 4 million tons per year of LNG (5,2 BCM).  The gas required by this train, during the 24.5 years production period, will be provided by gas exclusively coming from this project.

Explore for new discoveries of gas or crude oil and appraise existing and new discoveries in order to confirm additional gas for a second LNG train.

To build a 2nd LNG train in Arzew with the same capacity.This train will be fed partially from the contract area, depending on exploration and appraisal results.

To build incremental transportation capacity to transport gas for the 2nd train.

To commercialise with Sonatrach all of the LNG coming from the Contract Area in order to maximise the contract value.

65% Contractor / 35% SH

80% Contractor / 20% SH

49% Contractor / 51% SH

SH-Transporteur

Contract Structure

Gassi Touil  Integrated Project

Upstream

Aspect

TRANSPORTATION

Aspect

LNG   Plant

Aspect

MARKETING

Aspect

Contract governed by the Law 86-14

“Not for profit”

Contract Structure

E&P Revenues:

LNG Plant Revenues:

Commercialisation:

Liquids (Crude Oil, Condensate & LPG) from Upstream and the LNG plant (LPG and gasoline) are shared between the upstream investors and Sonatrach.

The revenues from the LNG commercialisation are shared between the investors and Sonatrach.

Sharing is determined by the K factor offered.

Plant revenues are based on the liquefaction tariff offered in the bid and are paid by the upstream investors.

The tariff is inflated with the American CPI-U and MEI of the USA.

Commercialisation of LNG will take place via a Company resident outside of

Algeria which is owned  by SH (51%) and the Contractor (49%).

2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
30-Year Contract Period
Effective Date
APRIL 2005
Appraisal
Development
4.5 Years
Production
OCTOBER 2009 (25.5 Years)

Planning

STRATIGRAPHIC COLUMN
AGE
FORMATION
LITHOLOGY
EXAMPLES OF FIELDS & DISCOVERIES
GASSI TOUIL
HASSI TOUAREG
TOUAL
NEZLA
BRIDES
GASSI EL ADEM
HAMRA
RHOURDE NOUSS-C
RHOURDE NOUSS-SE
RHOURDE ADRA
RHOURDE ADRA -S
HASSI CHERGUI

Stratigraphic Column

TAGI

Reservoir

ORDOVICIAN

Reservoirs

TAGS

Reservoir

GAS CAPS

available

in 2015

Gassi Touil	Hassi Touraeg	Nezla Sud	Toual	Hassi Chergui	Gassi El Adem	REK	Brides	Brides West	Brides Sud	Azzel Nord	Taouil	REH	RNC	RNSE	RNSW	RA	RAS	Hamra

Fields

Zone

TAGS

Prod

Prod

Prod

Prod

Gas

Cap

Undev

Undev

Expl

TAGI

Gas

Cap

Undev

Prod

Undev

HQ

Expl

Expl

Undev

Expl

Expl

Undev

Expl

Undev

Expl

Expl

Expl

Expl

Expl

Undev

Undev

Undev

Oil

Undev

Undev

Undev

Prod

4 Producing Gas Fields with 5 Reservoirs

Gas

Cap

2 Producing Oil Rims with Gas Caps available in 2015

Undev

10 Undeveloped Gas Discoveries with 12 Reservoirs

Undev

Oil

1 Undeveloped Oil Field requiring Appraisal

Expl

6 Fields with Deeper HQ Potential

4 Prospects with 5 Reservoir Objectives

RN 11 (1997)
DRY
RN 103 (1995)
8.6 MMscfd
RN 107 (1997)
3.2 MMscfd
RN 108 (1995)
5.3 MMscfd
(before FRAC)
25.5 MMscfd
(FRAC 2000)
RN-103
RN-107
RN-108

[redacted]
[redacted]
[redacted]
[redacted]

RN-108
RN-107

RHOURDE NOUSS CENTRAL DISCOVERY

CONCEPTUAL

GEOLOGICAL MODEL

Rhourde Nouss: Wells tests performed

Production Test Results

Pre-Frac

Post-Frac

BRIDES

BRIDES-5

N/A

0,653

BRIDES

BRIDES-6

0,212

1,056

RN

RN-108

0,184

0,651

Production Test Results (Mm3/d)

Field

Well

MMSm3/d
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035

Production Scenario for 2 LNG Trains

Proportion of third party gas for second train will depend on results of appraisal and exploration

0

5

10

15

20

25

30

35

40

Existing producing fields

Undeveloped GassiTouil Fields

Undeveloped Rhourde Nouss Fields

Undeveloped Hamra Field

Risked Exploration

Third party gas

Invesments

ONE LNG PLANT

100% Project

RY-GN

Upstream

M$

2051

1384

LNG Plant

M$

895

716

M$

2946

2100

M€

2284

1628

TOTAL

TWO LNG PLANTS

100% Project

RY-GN

Upstream

M$

2486

1631

LNG Plant

M$

1448

1158

M$

3934

2789

M€

3050

2162

TOTAL

2004  Exploration review

Exploration

Key well activity

Countries with Production & Exploration

Countries with Exploration activities

Wells finished as discoveries

Promising wells currently active

USA/GOM and Cuba

Yamagua

P&A, confirmed fundamentals of active
petroleum system, increased acreage position
and preparing to shoot new 3D

Neptune 6/7

Successful appraisal of Neptune

Sipororo

Waiting on test,  excellent gas shows and good porosity

Tropical

Waiting on test,  excellent gas shows and good porosity

Chachalaca

Drilling with good indications

Venezuela and T&T

Promising wells currently active

Wells finished as discoveries

Countries with Exploration activities

Countries with Production & Exploration

Precuyano

Cupén Mahuida Norte discovery, currently drilling
appraisals for Cupén Mahuida, and finished logging
Puesto Cortadera with excellent logging results

Margarita 4

Stepout confirming northern extension of Margarita field.
Tested first sheet, drilled through second and currently
drilling to find third

Argentina & Bolivia

Promising wells currently active

Wells finished as discoveries

Countries with Exploration activities

Countries with Production & Exploration

NC 115

Successful appraisal in O structure

NC 186

H1 discovery in Hawaz Fm, G1 discovery in Devonian and 3
appraisals in B field

Lybia

Promising wells currently active

Wells finished as discoveries

Countries with Exploration activities

Countries with Production & Exploration

Band E Karkheh

Currently drilling, with very good indications

Iran

Promising wells currently active

Wells finished as discoveries

Countries with Exploration activities

Countries with Production & Exploration

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	November 30, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer